UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On April 15, 2024, Freightos Limited (the “Company”) announced certain preliminary financial results for the first quarter of 2024 and provided information concerning the expected timing for its full first quarter earnings release. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K).

Exhibits.

Exhibit 99.1	Press release, dated April 15, 2024, entitled “Freightos Record Transactions and Gross Booking Value for First Quarter of 2024 Exceed Management Expectations”

Incorporation by Reference

The information in this Form 6-K (including in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date:April 15, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel